Ex. 99.1

The National Security Group 661 East Davis Street Elba, AL 36323

One year ago we wrote to you in this space describing the best profit year in the Company’s history. Today we write to you describing the worst. Operating results for 2008 demonstrate just how quickly things can change. Our 2008 results were the product of three series of events: unusual tornado activity in the first half of the year; two major hurricanes in the second half of the year; and, the financial market meltdown which began in the fall of the year and which is continuing. The combined effect of these events was considerably more than our otherwise profitable underwriting results could offset, resulting in the worst earnings year in Company history.

Tornado and spring storm activity during the first half of the year was unprecedented. We were impacted by 19 designated catastrophic events which caused damage in all nine of the states in which we write property insurance. Losses from these events totaled approximately $5 million on a pre-tax basis.

Hurricanes Gustav and Ike impacted our operations in September, causing widespread damage primarily in coastal Louisiana and Texas, but also in inland areas. Gross losses from these two events were approximately $20 million, and after catastrophe reinsurance recoveries, impacted earnings by approximately $7.5 million on a pre-tax basis.

And finally, the financial market upheaval in the third and fourth quarter led to investment impairment losses in excess of $2 million on a pre-tax basis.

Even though our non-catastrophe underwriting results were positive for the year, they were not sufficient to cover the deficit generated by the above described events and we ended the year with a net loss of $5.2 million. Stockholders’ Equity declined from $48.4 million at year-end 2007 to $34.6 million, resulting in a year-end book value of $14.04 per share.

The decline in equity has not been without consequences. As you may recall, in October the Board of Directors voted to revise the Company’s dividend policy under which quarterly dividend payouts were reduced to $0.15 per share. While the decision to reduce the regular quarterly dividend was difficult, it was considered to be necessary and reasonable under the circumstances, and reflects the Board’s commitment to the long-term viability of the Company.

Expenses have also become an area of increased focus and attention, as reduction efforts are ongoing. Hiring, payroll and travel have been and are being addressed. The changed format of this annual shareholders’ report is also an example of ongoing efforts to reduce general expenses.

A central question is where do we go from here? As management, we recognize that we can’t control the weather, and can’t control the financial markets. However, we must continue striving to find ways to better manage the risks presented by both, recognizing, as was clearly demonstrated in 2008, that the risk dynamics can change and can change rapidly. Pricing, underwriting and catastrophe reinsurance structure remain critical functions. State windstorm pools certainly add complications to the equation, resulting in a situation where even if we greatly restrict coastal writings in a state we still may face exposure through the pool assessments. Achieving more diversity, in terms of both geography and type of business, will remain an ongoing area of concentration.

The year 2008 was full of unprecedented events that led to the downfall of many large institutions with seemingly better financial resources. As a Company, we suffered financially but persevered. Speaking for the Board of Directors and our staff of dedicated employees, we are committed to the task of regaining lost financial strength and returning the Company to profitability. Your support is greatly appreciated.

Dated: March 27, 2009

/s/ William L. Brunson, Jr.
William L. Brunson, Jr.
President and Chief Executive Officer